[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

August 7, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pilgrim Bancshares, Inc.

Registration Statement on Form S-1 (Registration Number 333-194485)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Pilgrim Bancshares, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m. on August 11, 2014, or as soon thereafter as may be practicable.

Very Truly Yours,

By:	/s/ Patricia McJoynt
Name:	Patricia McJoynt
Title:	Managing Director